Exhibit (9)


                  [LETTERHEAD OF KETEMA, INC.]







                                            October 3, 1994


NOTICE TO HOLDERS OF 8% CONVERTIBLE
SUBORDINATED DEBENTURES DUE 2003
OF KETEMA, INC.



     On September 30, 1994, certain holders of 8% Convertible Subordinated Debentures due 2003 (the "Debentures") of Ketema, Inc. (the "Company") converted $6,859,000 principal amount of the Debentures into an aggregate of approximately 440,243 shares of the Company's 7% Cumulative Convertible Preferred Stock ("Voting Preferred Shares"). The Debentures so converted represented more than 20% of the original $17,500,000 principal amount of Debentures issued pursuant to the Indenture dated as of January 23, 1989 between the Company and The Chase Manhattan Bank, N.A., as trustee (the "Indenture"), which governs the Debentures.

     Accordingly, pursuant to Section 11.17 of the Indenture, notice is hereby given that such conversion of Debentures constituted a "Preferred Share Event" (as defined in Paragraph 8 of the Debentures), and that, in accordance with Paragraph 8 of the Debentures, all holders of Debentures have the right to convert their Debentures into Voting Preferred Shares for a period of 60 days following the date of such Preferred Share Event at a conversion price of $15.58 principal amount of Debentures per share. Each Voting Preferred Share will be convertible into one Common Share and will be entitled to one vote per share, voting together with the Common Shares as a single class on all matters.

     Irrespective of the occurrence of such Preferred Share Event, the Debentures continue to be convertible into shares of the Company's common stock, par value $1.00 per share (the "Common Shares"), at a conversion price of $15.58 principal amount of Debentures per share.

     As previously announced, the Company entered into an Agreement and Plan of Merger, dated June 21, 1994, with KTM Holdings Corp., a Delaware corporation ("Holdings Corp."), and KTM Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Holdings Corp. ("Acquisition Corp."), pursuant to which Acquisition Corp. will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. This transaction is currently in progress. The Merger is anticipated to be voted upon by the company's stockholders at a special meeting to be held later in 1994. Under the terms of the Merger, each outstanding Common Share (except Common Shares held by the Company as treasury stock or owned by Holdings Corp. and/or Acquisition Corp. or by those stockholders who choose to exercise their dissenters' rights) would be converted into the right to receive $15.00 in cash, without interest (the "Merger Consideration"). Holdings Corp. and Acquisition Corp. were organized by certain clients of American Securities BD Co., L.P. (the "American Securities Group") who, together with Hugh H. Williamson, III, President and Chief Executive Officer of the Company, are the proponents of the Merger. If the Merger is consummated, the holders of the Company's Common Shares (other than Holdings Corp., Acquisition Corp. and those persons who are proponents of the Merger) will cease to have any equity interest in the Company.

     Members of the American Securities Group were the holders of the Debentures which were converted into Voting Preferred Shares on September 30, 1994 as described above. The Company has been advised by the American Securities Group that such conversion of Debentures was effected solely for the purpose of permitting the members of the American Securities Group to vote the Voting Preferred Shares issued to them upon such conversion in favor of the Merger at the Special Meeting of Stockholders of the Company to be held for the purpose of voting on the Merger. The Board of Directors of the Company has fixed October 14, 1994 as the record date for determining the holders of record of Common Shares and Voting Preferred Shares who will be entitled to notice of and to vote at the anticipated Special Meeting.

     Debentureholders wishing to vote on the Merger must convert their Debentures into either Voting Preferred Shares or Common Shares on or prior to the close of business on October 14, 1994. If your Debentures are converted after the Record Date, the Voting Preferred Shares and/or Common Shares issuable upon such conversion will not be entitled to vote at the Special Meeting.

     THIS NOTICE IS NOT A RECOMMENDATION BY THE COMPANY, THE AMERICAN SECURITIES GROUP OR ANY OTHER PERSON TO CONVERT DEBENTURES INTO EITHER VOTING PREFERRED SHARES OR COMMON SHARES. Please note that the Merger Consideration to be received by holders of Common Shares if the Merger is consummated will be $15.00 per Common Share, whereas the Debentures are convertible at the conversion price of $15.58 principal amount of Debentures per Common Share or Voting Preferred Share. Upon consummation of the Merger, Debentures and Voting Preferred Shares will become convertible, for so long as they remain outstanding, solely into the Merger Consideration of $15.00 cash for each Common Share into which the Debentures or Voting Preferred Shares, as the case may be, would have been convertible immediately prior to the Merger.

     As previously announced, the Company has been informed that if the Merger is consummated, the proponents of the Merger presently intend to cause the Company to redeem all Debentures and Voting Preferred Shares which remain outstanding after the Merger at their redemption price, plus accrued interest or dividends, as the case may be, subject to the availability of financing. For any such redemptions occurring after November 15, 1994 and prior to November 15, 1995, the redemption price will be 102% of the principal amount of Debentures and 102% of the liquidation value of $15.58 per Voting Preferred Share

     If you have any questions regarding the foregoing, please call Howard Turner, Treasurer, at (303) 329-7187 or Bob Tomz,
Vice President-Finance at (303) 329-7193.


                                   Very truly yours,


                                   Hugh H. Williamson, III
                                   President and
                                     Chief Executive Officer

                                                    Exhibit (10)








                                   July 28, 1994


KTM Holdings Corp.
c/o American Securities Capital Partners, L.P.
122 East 42nd Street
Suite 2400
New York, New York  10168

Dear Sirs:

          Reference is made to the Note Purchase Agreement dated as of December 1, 1988, and as thereafter amended, between Ketema, Inc. (the "Company") and the undersigned institutions party thereto (the "Note Purchase Agreement"). Capitalized terms used herein and not defined herein have the meanings set forth in the Note Purchase Agreement.

          In connection with the proposed merger of KTM Acquisition Corp. ("KTM Acquisition"), a Delaware corporation and a wholly-owned subsidiary of KTM Holdings Corp., a newly formed Delaware corporation ("KTM Holdings"), with and into the Company (the "Merger"), as more fully described in the Agreement and Plan of Merger, dated as of June 21, 1994, among the Company, KTM Holdings and KTM Acquisition (the "Merger Agreement"), a copy of which has previously been furnished to each of the undersigned institutions (collectively, the "Noteholders"), and certain proposed borrowings by the Company from The Chase Manhattan Bank, N.A. ("Chase") in connection with the Merger under a new secured bank credit facility, as more fully described in the Commitment Letter, dated May 5, 1994, as amended June 21, 1994, between Chase and KTM Holdings (such facility being called the "Bank Facility"), a copy of which has previously been furnished to the Noteholders, KTM Holdings has requested that the Company be allowed to prepay at the Effective Time (as defined in the Merger Agreement) of the Merger the entire outstanding principal amount of its Senior Notes due October 31, 2003 (the "Notes"), issued pursuant to the Note Purchase Agreement. Under the terms of the Merger Agreement, the Merger is subject to, among other things, funding pursuant to the Bank Facility which, in accordance with the Commitment Letter, will require, among other things, satisfactory agreements being reached with the Noteholders regarding the early retirement of the Notes. The undersigned holders of the Notes are willing to accept such prepayment on the following terms and hereby agree that, upon compliance with such terms, the Notes shall be deemed paid in full:

          (i) the prepayment of the Notes shall occur (a) simultaneously with the Effective Time or, (b) if the Merger Agreement (including any amendments thereto) is terminated without consummation of the Merger, on such date, not later than March 31, 1995, in either case, as may be specified by KTM Holdings;

          (ii) the Noteholders shall have received notice of prepayment five Business Days in advance of the date on which the above-mentioned prepayment is to occur (the "Prepayment Date"), which notice shall in all other respects be given in accordance with the Note Purchase Agreement;

          (iii) the prepayment of the Notes shall be in an amount equal to the sum of (a) 100% of the outstanding principal amount thereof, plus (b) accrued interest thereon to the Prepayment Date, plus (c) an amount equal to (x) the discounted present value, as determined six Business Days in advance of the Prepayment Date, of all scheduled payments (including any mandatory prepayments) due on the Notes during the period from the Prepayment Date to and including October 31, 1996 (including in the case of the payment due on October 31, 1996, any prepayment premium payable on such date in accordance with the terms of the Note Purchase Agreement) minus (y) the outstanding principal amount of the Notes. The discount factor to be used to determine the amount in clause (c) above shall equal 0.50% over the quoted yield on the date of determination for U.S. treasury securities maturing on or about October 31, 1996; and

          (iv) the prepayment shall be allocated pro rata among the holders of the Notes (such allocation among the current holders thereof being based on their percentage interest set forth on Schedule A hereto).

          KTM Holdings may assign its rights under this agreement to the Company.


          This agreement shall be legally binding upon the parties hereto but shall terminate and cease to be of any force or effect if payment of the Notes shall not have occurred in accordance with the terms hereof.

                              Very truly yours,

                              TEACHERS INSURANCE AND ANNUITY
                                ASSOCIATION OF AMERICA



                              By: /s/ Wm. Stuart Shepetin
                                 Title: Associate Director
                                     Private Placements


                              AETNA LIFE INSURANCE COMPANY


                              By: /s/ Drew M. Thomas
                                 Title: Assistant Vice
                                       President


                              MASSACHUSETTS MUTUAL LIFE
                                INSURANCE COMPANY


                              By: /s/ Clifford M. Noreen
                                 Title:

ACCEPTED AND AGREED:

KTM HOLDINGS CORP.


By: /s/ Michael G. Fisch
   Title: Vice President

                           Schedule A

                         Principal                % Interest
                         Amount of              of Premium in
                         Senior Notes            Respect of
Senior Notes


TEACHERS INSURANCE     $25,000,000.00                55.6%
 AND ANNUITY
 ASSOCIATION OF
 AMERICA

AETNA LIFE             $10,000,000.00               22.2%
 INSURANCE
 COMPANY

MASSACHUSETTS          $10,000,000.00               22.2%
 MUTUAL LIFE
 INSURANCE
 COMPANY